EXHIBIT 99.1

December 11, 2012

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and financial results for the year ended October 31, 2012.

CENTRAL FUND OF CANADA LIMITED

Statements of Net Assets

(expressed in U.S. dollars)

	As at October 31,
	2012	2011
Net assets:
Gold bullion, at market	$2,913,093,648	2,918,177,581
Silver bullion, at market	2,484,401,248	2,635,250,890
Cash and short-term deposits	55,284,208	72,623,606
Interest receivable and other	103,931	133,631
	5,452,883,035	5,626,185,708
Dividends payable	(2,544,327)	(2,544,327)
Accrued liabilities	(3,917,068)	(2,765,500)

Net assets representing shareholders’ equity	$5,446,421,640	5,620,875,881

Represented by:

Capital stock	$2,419,790,136	2,419,602,608
Retained earnings inclusive of unrealized appreciation of holdings	3,026,631,504	3,201,273,273

	$5,446,421,640	5,620,875,881

Net asset value per share:
Class A shares	$21.40	22.09
Common shares	$18.40	19.09

Exchange rate at year end: U.S. $1.00 = Cdn.	$0.9996	0.9935

Net asset value per share expressed in Canadian dollars
Class A shares	$21.39	21.95
Common shares	$18.40	18.96

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2012 and 2011 Annual Reports and accompanying MD&A’s.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

In fiscal 2012, net assets as reported in U.S. dollars decreased by $174.5 million or 3.1%. This decrease in net assets was primarily attributable to the unrealized depreciation of holdings during the year resulting from decreases in the prices of gold (0.2%) and silver (5.7%). The decrease in net assets described above was also affected by expenses incurred during the year and by the one cent year-end dividend paid on each of the Class A shares.

During fiscal 2012, the net asset value per Class A share, as reported in U.S. dollars, decreased by 3.1% from $22.09 to $21.40. Gold prices decreased by 0.2% and silver prices decreased by 5.7% during the fiscal year. The net asset value per Class A share, as reported in Cdn. dollars, while subject to the same factors described above, decreased by a lesser rate of 2.6%, from $21.95 to $21.39 primarily due to a 0.6% increase in the value of the U.S. dollar relative to the Canadian dollar.

CENTRAL FUND OF CANADA LIMITED

Statements of Income (Loss)
(expressed in U.S. dollars)

	Years ended October 31,
	2012	2011	2010
Income (loss):
Interest	$159,806	198,290	99,786
Change in unrealized appreciation of holdings	(155,934,640)	1,387,096,842	955,161,389
Total income (loss)	(155,774,834)	1,387,295,132	955,261,175

Expenses:
Administration fees	9,287,471	9,217,784	5,845,297
Safekeeping, insurance and bank charges	6,071,095	5,815,673	2,833,462
Shareholder information	227,853	216,766	196,621
Directors’ fees and expenses	213,221	167,106	157,557
Auditors’ fees	167,049	129,486	105,228
Stock exchange fees	152,393	152,369	142,004
Legal fees	111,150	118,428	101,829
Registrar and transfer agent fees	92,329	78,756	78,577
Miscellaneous	47	867	(955)
Total expenses	16,322,608	15,897,235	9,459,620
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(172,097,442)	1,371,397,897	945,801,555

Basic and diluted net income (loss) per share:
Class A shares	$(0.68)	5.54	4.20
Common shares	$(0.69)	5.53	4.19

Net loss (inclusive of the change in unrealized appreciation of holdings) of $172.1 million was reported for the 2012 fiscal year compared to net income of $1,371.4 million for the 2011 fiscal year. Virtually all of the change in 2012 was a result of the change in unrealized depreciation of holdings during the year.

Expenses increased by 2.7% over the prior year. Year-end net assets decreased from the prior year due to decreases in the prices of gold and silver. Administration fees, which are calculated monthly based on the total net assets at each month-end, increased during the year despite the overall reduction in net assets due to a higher average month-end net asset level during the year. Safekeeping fees increased during the year for the same reasons. Auditors’ fees in the current year include a new accounting support fee paid to the Public Accounting Oversight Board (PCAOB) and the Financial Accounting Standards Board (FASB).

Primarily as a result of the reduction in net assets during the year, expenses as a percentage of average month-end net assets for the 2012 fiscal year increased slightly to 0.31% compared to 0.30% in 2011.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At October 31, 2012, the Class A shares of Central Fund were backed 99.1% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878